September 27, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:John Dana Brown

Re:Sack Lunch Productions, Inc.

Offering Statement on Form 1-A

File No. 024-10726

Dear Mr. Brown:

The following responses of Sack Lunch Productions, Inc. (the “Company,” “we” or “us”) are being provided in response to your comment letter dated August 30, 2017, regarding the above-listed Offering Statement on Form 1-A for the Company.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

General

1.Please provide us your analysis discussing your section 15(d) reporting obligation including whether you have successfully suspended that obligation and the impact this has on your eligibility to conduct this Regulation A offering. We note that the Form 15-15D you filed on April 15, 2009 cited Exchange Act Rule 12h-3(b)(1)(i), and we note that the last 10-K you filed was for the fiscal year ended December 31, 2007. Rule 12h-3(a) requires that the registrant be current in its section 13(a) reporting obligations in order to rely on that rule. In addition Rule 251(b)(2) of Regulation A states that an issuer in a Regulation A offering may not be subject to section 13 or 15(d) of the Exchange Act immediately before the offering.

On April 15, 2009, the Company’s predecessor filed a Form 15-15D. The predecessor company checked boxes on the form to indicate it was relying on the following rules of the Securities Exchange Act to suspend its duty to file reports: Rule 12g-4(a)(1)(1), Rule 12g-4(a)(1)(2) and Rule 12h-3(b)(1)(i). On March 31, 2009, it filed a NT 10-K for its Form 10-K for the year ended December 31, 2008 but never filed that Form 10-K.

Rule 12g-4 terminates registration under Section 12(g) of the Securities Exchange Act and Rule 12h-3 suspends the reporting obligations under Section 15(d) of the Securities Act. Rule 12h-3(b)(1)(i) states that a class of securities is eligible for suspension if the securities are held of record by fewer than 300 persons. The duty to file reports is suspended under Rule 12h-3 only if the issuer of such class has filed all reports required by Section 13(a), without regard to Rule 12b-25, for its most recent three fiscal years and the portion of the current year preceding the date of filing Form 15.

When our predecessor filed its Form 15-15D, it was not eligible to suspend its reporting under Rule 12h-3. The due date for the 10-K had passed; therefore it had not filed all reports

{01223447-2 }

United States Securities and Exchange Commission

Division of Corporation Finance

September 27, 2017

required by Section 13(a), without regard to rule 12b-25, immediately upon filing of the Form 15-15D. However, our predecessor erroneously checked the boxes indicating that it was relying upon Rule 12h-3 and Rule 12g-4. Instead, it was relying upon the automatic suspension of its reporting obligation pursuant to Section 15(d) of the Securities Exchange Act and should have followed the requirements of Rule 15d-6 when filing its Form 15-15D.

Section 15(d) of the Securities Exchange Act states: “The duty to file under this subsection shall also be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class…to which such registration statement relates are held of record by less than 300 persons.” The Company’s last registration statement was a Form S-8 filed on February 4, 2009. The Company also filed a registration statement on Form S-8 during the 2008 fiscal year. The Company did not file its Form 10-Ks for the 2008 and 2009 fiscal years.

The Company is no longer subject to Section 15(d) because it continued to have fewer than 300 stockholders of record until it filed this offering statement. So even if the Company’s reporting obligation is considered to be revived for the 2008 and 2009 fiscal years because of the Form S-8s that were filed, the reporting obligation was suspended automatically pursuant to Section 15(d) of the Securities Exchange Act as of January 1, 2010.

Part II

Offering Circular

General

2.It appears the Series E Convertible Preferred Stock may be convertible within one year. If so, please note that the common stock underlying the Series E Convertible Preferred Stock must also be qualified. Please refer to the Note to Rule 251(a) of Regulation A and revise your offering statement to seek qualification of the common stock underlying the Series E Convertible Preferred Stock, or advise. Further, be advised that “at the market” offerings, by or on behalf of the issuer or otherwise, are not permitted under Regulation A. As such, to the extent you seek qualification of the underlying common stock, please revise to provide a fixed price at which your Series E Convertible Preferred Stock may be converted, or advise. Refer to Rule 251(d)(3)(ii) of Regulation A and SEC Release No. 33-9741.

We acknowledge the Staff’s comment and have amended the terms of the Series E Preferred Stock to change the conversion terms of the Series E Preferred Stock. The certificate of designation that we will file prior to qualification of this offering is attached to the end of this letter. Accordingly, we have also amended the disclosure in the offering statement.

Under the revised conversion terms of the Series E Preferred Stock, the shareholders may not convert shares of the Series E Preferred Stock until one year after the issuance of the shares. The conversion of the Series E Preferred Stock will be conducted pursuant to an exemption or subsequent registration. This offering of Series E Preferred Stock is being conducted at a fixed price. Because of the required one year holding period, we are not registering the underlying shares, and the conversion of the underlying shares is not subject to this offering statement. Therefore, the limitations on at-the-market offerings do not apply to the conversion of the Series E Preferred Stock and issuance of the underlying shares.

{01223447-2 }

United States Securities and Exchange Commission

Division of Corporation Finance

September 27, 2017

Cover Page

3.Please briefly disclose the conversion terms of the Series E Convertible Preferred Stock.

We acknowledge the Staff’s comment and have amended the offering statement to describe the conversion terms of the Series E Convertible Preferred Stock by inserting the following text on the cover page:

“The Series E Preferred Stock is convertible, no earlier than one year after issuance, into that number of shares of our common stock determined by dividing the Original Issue Price by the Conversion Price. The “Original Issue Price” is $5.00 per share of Series E Preferred Stock and the “Conversion Price” is 85.0% multiplied by the Market Price. See “Description of Registrant’s Securities to be Qualified” beginning on page 42.”

Please also refer to our response to Comment No. 13 below, which updates the section referred to in this disclosure.

4.Please update your cover page to disclose when the offering will terminate. Refer to Rule 251(d)(3).

We acknowledge the Staff’s comment and have amended the cover page of the offering statement to disclose that the offering will terminate on the earlier of when all of the securities being offered are sold or 90 days from the date the offering statement is qualified by the Commission.

Forward Looking Statements, page 1

5.Please remove your reference to the Private Securities Litigation Reform Act of 1995 as Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act.

We acknowledge the Staff’s comment and have amended the offering statement to remove the reference to the Private Securities Litigation Reform Act of 1995.

Our Products and Services, page 2

6.Consistent with the disclosure provided with each of your other products and services, please disclose here and on page 20 the percentage of your revenues that were derived from franchise agreements for the fiscal year ended December 31, 2016.

We acknowledge the Staff’s comment and have amended the offering statement to disclose on page 2 the percentage (4%) of the Company’s revenues derived from franchise agreements for the fiscal year ended December 31, 2016.

{01223447-2 }

United States Securities and Exchange Commission

Division of Corporation Finance

September 27, 2017

Risk Factors, page 5

7.Please add a risk factor discussing your significant leverage and the challenges associated with servicing your debt. We note from the disclosure on page 79 that the TCA note matured on June 13, 2017, and also that a complaint was filed by TCA Global Credit Master Fund L.P. against the company on June 16, 2017 seeking recovery for payments that were due.

We acknowledge the Staff’s comment and have amended the offering statement to provide the following risk factor on page 7:

Our liabilities exceed our assets and we may not be able to continue our business if we do not raise additional funds to service and pay off our debts.

As of March 31, 2017, our total liabilities were $10,615,109 and our total assets were $2,246,458. On that same date, we had negative working capital of $7,738,293. The continuation of our business depends on our ability to pay off or refinance our debt. Because our revenues are not sufficient to service all of our debts, we will depend on the sale of preferred stock, convertible notes and common stock to finance our operations. Failure to raise the necessary funds through the sale of securities or issuing new debt may result in default under the terms of our debt agreements. If we are not able to repay our debts, we may face litigation from creditors and be forced to sell our assets. On June 16, 2017, TCA Global Credit Master Fund filed a complaint against us seeking unpaid payments that were due under a secured credit facility agreement. If we are unable to resolve this dispute, our business will be adversely affected.

Use of Proceeds, page 10

8.We note that you plan to use a portion of the proceeds of your offering to discharge indebtedness. Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

We acknowledge the Staff’s comment and have amended the offering statement to disclose the following on page 12:

If we sell Shares for aggregate gross proceeds of $12,000,000 (or $14,000,000 if we sell the Additional Shares) our net proceeds (after our estimated other offering expenses of $1,680,000 or $1,960,000) will be $10,320,000 (or $12,040,000 if we sell the Additional Shares). We intend to use these net proceeds as follows:

•$2,258,646 to repay amounts owed to TCA Global Credit Master Fund, L.P., maturity date June 30, 2017, 18%;

•$546,970 to repay certain convertible notes payable:

o$257,030 note payable due August 3, 2017 7%;

o$123,750 note payable due February 13, 2018, 18%;

{01223447-2 }

United States Securities and Exchange Commission

Division of Corporation Finance

September 27, 2017

o$57,500 note payable due December 15, 2017, 18%;

o$57,500 note payable due June 1, 2018, 18%;

o$51,190 note payable due August 17, 2014 8%;

•$384,196  to repay certain notes payable (defined below);

o$62,587 note payable due January 10, 2019, 8%;

o$159,744, due 8/19/2017, 8%;

o$93,471, due 11/11/2017, 5%; and

•$68,394, due 12/11/2017, 6%.

These amounts include accrued interest through September 14, 2017.

 Upon completion of this offering, we will be required to pay the outstanding debt and accrued interest to TCA Global Credit Master Fund, L.P.  Additionally, in all but the 25% scenario below, we will pay, (i) the outstanding principal balance and any accrued interest related to certain convertible notes payable, $546,970, (see list above), (ii) the outstanding principal balance and any accrued interest related to certain notes payable, $384,196, and (iii) the outstanding principal balance and any accrued interest related to certain related party notes payable, $166,756 as detailed below:

•$121,756, due 11/20/2011, 24%;

•$32,500, due 11/6/2017, 20%; and

•$12,500, due 5/6/2016, 18%.

Management, page 27

9.Please disclose when Taylor Russel Gourley began serving as an officer. Please also disclose the dates of his principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

We acknowledge the Staff’s comment and have amended the offering statement to add the following to Mr. Gourley’s bio on page 33:

Mr. Gourley has been an employee of the Company or its subsidiaries for the past five years.

Executive Compensation, page 28

10.We note from your disclosure on page 33 and from your employment agreements that beginning on January 1, 2016 Messrs. Malfatto, Wulf and Gourley were entitled to receive a base annual salary of $250,000. We also note that the summary compensation table does not reflect any such compensation, but that there is disclosure on page 33 that each party has agreed

{01223447-2 }

United States Securities and Exchange Commission

Division of Corporation Finance

September 27, 2017

to waive unpaid compensation for the period ending December 31, 2016. Please provide a narrative description of the material factors necessary to understand the information disclosed in or absent from the executive compensation table. Please also briefly describe all proposed compensation to be made in the future pursuant to Mr. Gourley’s employment agreement. Refer to Item 402 of Regulation S-K.

We acknowledge the Staff’s comment and have amended our disclosure on page 40, incorporated by reference on page 33, to include the following:

The employment agreements with Mr. Surber and Mr. Gourley remain in effect for 2017 and it is expected that the Company will either pay or accrue their compensation for this year.

With the addition of the above text, we believe we have disclosed all material factors necessary to understand the information disclosed in or absent from the executive compensation table.

Security Ownership of Certain Beneficial Owners and Management, page 28

11.We note that for each class of securities you have indicated by footnote that unless otherwise indicated the address of the shareholder is c/o Sack Lunch Productions, Inc. For shareholders that are not officer or directors, please provide the address of each beneficial owner. Refer to Item 403(a) of Regulation S-K.

We acknowledge the Staff’s comment and have amended our disclosure beginning on page 34 to include the addresses for the beneficial owners who are not officers or directors.

Certain Relationships and Related Transactions, and Director Independence, page 33

12.We note your disclosure that Mr. Surber periodically advances funds to you and also provides personal guarantees for notes payable and several lines of credit, credit cards and second mortgages. Please confirm that you have disclosed any advances or transactions that have occurred that are required to be disclosed by Item 404 of Regulation S-K and file any material written agreements evidencing these advances or transactions as exhibits.

We acknowledge the Staff’s comment and confirm that any advances or transactions required to be disclosed by Item 404 of Regulation S-K have been disclosed and we have included any related, material written agreements. We have also amended our disclosure beginning on page 40 to include the following disclosure:

On July 13, 2006 the Company issued a note payable for $250,000 to Mr. Surber in exchange for common shares of Green Endeavors.  The note is convertible into the Company’s common shares at Mr. Surber’s option at a conversion rate of 90% of the average market price of the Company’s common shares as reported from the date of notice to the date of conversion. The current principal balance of the note is $59,394 with $62,362 of accrued interest through September 14, 2017, the note bears interest at the rate of 24% per annum.  No payments on the note have been made during 2017.

{01223447-2 }

United States Securities and Exchange Commission

Division of Corporation Finance

September 27, 2017

No other loans or advances by Mr. Surber exceed one percent of the average of our total assets at year-end for the last two completed fiscal years.

Description of Registrant’s Securities to be Qualified, page 34

13.Please briefly outline the conversion rights and redemption provisions associated with the preferred shares being offered. Refer to Item 202 of Regulation S-K.

We acknowledge the Staff’s comment and have amended our disclosure beginning on page 42 to include the following:

Series E Preferred Stock

Our Series E Preferred Stock is convertible, no earlier than one year after issuance, into that number of shares of our common stock determined by dividing the Original Issue Price by the Conversion Price. The Original Issue price is $5.00 per share of Series E Preferred Stock and the Conversion Price is 85.0% multiplied by the Market Price. The Market Price means the average of the lowest five (5) Trading Prices for our common stock during the ten (10) Trading Day period ending on the last complete Trading Day prior to the Conversion Date. Trading Price is, for any security as of any date, the closing bid price as reported by OTC Markets Group, Inc., or, if the OTC Markets is not the principal trading market for such security, the closing bid price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no closing bid price of such security is available in any of the foregoing manners, the average of the closing bid prices of any market makers for such security that are listed in the “pink sheets” by OTC Markets Group, Inc.  If the Trading Price cannot be calculated for such security on such date in the manner provided above, the Trading Price shall be the fair market value as mutually determined by the Company and holder. “Trading Day” shall mean any day on which the Company’s common stock is tradable for any period on OTC Markets, or on the principal securities exchange or other securities market on which the common stock is then being traded.

The conversion of the Series E Preferred Stock is limited such that the holder of Series E Preferred Stock may not convert any shares of Series E Preferred Stock if the conversion would result in beneficial ownership by the holder and its affiliates of more than 9.99% of our outstanding shares of common stock.

The Series E Preferred Stock is not redeemable.

Exhibits, page 86

14.It appears that you have not filed all of the exhibits listed in the exhibits table. Please file the subscription agreement listed as Exhibit 4.1, the TCA Credit Agreement listed as Exhibit 6.7, the consent of the auditors listed as Exhibit 11.1, and the Testing the Waters Material listed as Exhibit 13.1.

{01223447-2 }

United States Securities and Exchange Commission

Division of Corporation Finance

September 27, 2017

We acknowledge the Staff’s comment and have provided the exhibits, as applicable. We have no Testing the Waters Material at this time. We will file this material, if any, when available.

Thank you for your time and attention to this matter. Should you have any questions, please contact our counsel, Brian Lebrecht, at (801) 433-2453.

Very truly yours,

/s/ Richard Surber

Richard Surber

Chief Executive Officer

{01223447-2 }